

August 30, 2007

By U.S. mail and facsimile to (303) 316-5651

Mr. Gregory A. Frost
Senior Vice President and Chief Financial Officer
Janus Capital Group, Inc.
151 Detroit Street
Denver, CO 80206

> **RE:** **Janus Capital Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed February 26, 2007**
>
> **File No. 1-15253**

Dear Mr. Frost:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Broker-Dealer Regulations, page 5

1. You state your broker-dealer subsidiary is registered with the SEC under the Exchange Act and is a member firm of the NASD. However, we do not note discussion of this broker-dealer subsidiary elsewhere throughout your document. Please tell us more about this subsidiary, including its legal name, and the nature

and extent of its operations. Explain why the subsidiary is not discussed in the footnotes to the financial statements and why typical broker-dealer disclosures and required schedules have not been provided. In future filings please include disclosure to clarify these matters.

Critical Accounting Policies and Estimates, page 25

2. We note goodwill and intangible assets are 69% of your total assets at December 31, 2006. Given the significance, please expand the discussion of your accounting for intangible assets and goodwill in future filings to address each of the following points:

   - Clarify that you test indefinite-lived intangible assets for impairment separately from goodwill on an annual basis or whenever events or circumstances occur. Also, separately discuss the methods for testing for impairment, the assumptions used, and the sensitivity of those assumptions for indefinite-lived intangible assets and goodwill.
   - Clarify what you mean by "reporting unit" in terms of testing goodwill for impairment and your reference to "100% of JCM." Specifically, revise your disclosure to state that you test for goodwill impairment at the reporting unit level and include a description of your reporting units. Refer to paragraphs 30-31 of SFAS 142 for guidance.
   - Provide a description of the valuation method used to determine the fair value of your reporting units, the material assumptions used in the valuation method, and the sensitivity of those assumptions.
   - Disclose your method for testing indefinite-lived intangible assets for impairment, the material assumptions used and the sensitivity of those assumptions. Also, disclose how you determined your indefinite-lived intangible assets have indefinite lives in accordance with paragraph 11 and Appendix A of SFAS 142.

Note 16 – Litigation, page 52

3. You state your litigation reserves increased to $7.8 million as of December 31, 2006. On page 9 you state you are unable to estimate the range of potential losses that would be incurred if the plaintiffs in any of the actions listed on pages 52-53 were to prevail, or to determine the total potential effect they may have on your results of operations, financial position and cash flows. It is not clear what your basis is for determining an accrual of $7.8 million. It is also not clear whether this amount represents an accrual made pursuant to paragraph 8 of SFAS 5 and, if so, how the amount relates to the matters discussed in the footnote. In future filings, we urge you to reevaluate your footnote disclosure to ensure clear communication of the items required by paragraphs 9 and 10 of SFAS 5 and to include appropriate discussion of the specific nature of your accrual. Notwithstanding the

foregoing, we note you have released $6.3 million of your reserve during the second quarter 2007.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief